Contact

www.linkedin.com/in/joeculver
(LinkedIn)
www.thrivecommunityfitness.com
(Company)
www.apexministries.org
(Company)

Joe Culver

CEO, Thrive Community Fitness / ETF Fitness
Greater Seattle Area

Experience

ETF Fitness
CEO/Founder
November 2014 - Present (7 years 9 months)
Greater Seattle Area

Basketball Maui
Board Member
April 2010 - Present (12 years 4 months)

Thrive Community Fitness
CEO/Founder
October 2001 - Present (20 years 10 months)

TeamOn Systems
VP, Business Development
September 1999 - October 2001 (2 years 2 months)

Costco Wholesale
Director, Financial Services
1992 - 1999 (7 years)

Education

University of Washington, Michael G. Foster School of Business
Bachelor's degree, Business · (1993 - 1996)